Mail Stop 0510

      April 28, 2005

Via U.S. mail and facsimile

Mr. James L. Green
President and Chief Executive Officer, PECO II, Inc.
1376 State Route 598
Galion, Ohio 44833

	RE:	Form 10-K for the fiscal year ended December 31, 2004
			File No. 0-31283


Dear Mr. Green:

		We have reviewed this filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

General

1. Where a comment below requests additional disclosures or other revisions to be made, please provide to us your intended disclosure.
These revisions should be included in your future filings.


Results of Operations, page 15

2. We note the business reasons cited for changes in net sales, gross margin and selling, general and administrative expenses. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please provide us with your intended disclosure for your revised MD&A for 2004 as compared to 2003, which will still appear in your next Form 10-K. See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Liquidity and Capital Resources, page 18

3. Liquidity generally should be discussed on both a long-term and short-term basis. Accordingly, the discussion of the sufficiency of your resources to satisfy ongoing cash requirements for the next twelve months should be expanded to discuss liquidity on a long-term basis. Please revise your disclosure accordingly. See Regulation S-
K, Item 303(a), Instruction #5.

4. Please revise your table of contractual obligations to include the estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Financial Statements

Note 1 - Summary of Significant Accounting Policies, page 28

5. Please disclose the types of expenses that you include in the product and services cost of goods sold line items and the types of expenses that you include in the selling, general and administrative expenses line item. Please disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line items. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in another line item, such as selling, general and administrative expenses.

Note 2 - Segment Information, page 33

6. Please reconcile for each period presented from the total loss from operations of your segments to your loss before income taxes and before cumulative effect of accounting change as shown on your statement of operations. See paragraph 32 of SFAS 131.

Note 6 - Line of Credit and Long-Term Debt, page 36

7. Please add disclosure to explain why all amounts due with respect to your industrial revenue bonds are classified as current.

Item 9A - Controls and Procedures, page 43

8. Please disclose whether or not there were any changes in your internal controls and procedures during the most recent quarter.
See
Item 308(c) of Regulation S-K.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Marie Trimeloni, Staff Accountant, at (202) 942-
1860
or, in her absence, to the undersigned at (202) 942-1774.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief

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Mr. James L. Green
April 28, 2005
Page 4 of 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE